SUBSIDIARIES OF AMALGAMATED EXPLORATIONS, INC.
MSP TECHNOLOGIES, INC.

1. MSP Technologies was formed in the summer of 1996. The name is short for "Micro Self Potential", a gradient surface survey, patented in the 1980's. MSP is a geophysical Company that carries on research and development, field surveys, and prospect analysis based on the Electrotelluric survey developed by John Jackson.

The survey measures discontinuities associated with hydrocarbons, in the vertical components of the Earth's magnetic fields (a direct detection tool). These discontinuities exhibit a signature in the transient pulses associated with these fields. A fundamentally new approach was sought, and perfected, in order to measure this phenomenon. The survey detects the presence or absence of hydrocarbons at depth, and has proven to be extremely accurate at doing so. In 1996 MSP was granted an exclusive worldwide license.

The main focus of the research and development program began in 1997 to digitize the system, and write software to automatically calibrate the instrument, thus eliminating operator error in the set-up. Amalgamated acquired the proprietary rights to this patented instrument known as the Electrotelluric Survey (ETS) in 1996.